ADIRA ENERGY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011

UNAUDITED

IN U.S. DOLLARS

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These unaudited interim consolidated financial statements for Adira Energy Ltd. have been prepared by the management of the Company in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The most significant of these accounting principles are set out in the December 31, 2010 audited consolidated financial statements. Only changes in accounting information have been disclosed in these interim consolidated financial statements. These interim consolidated financial statements are presented on an accrual basis of accounting. A precise determination of many assets and liabilities is dependent upon future events and accordingly, estimates and approximations have been made using careful judgment. Management is satisfied that these interim consolidated financial statements have been fairly presented.

ADIRA ENERGY LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2011	2010
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,625	$8,686
Restricted cash	-	941
Accounts receivable	445	1,780
Other receivables and prepaid expenses	1,200	6,197
Consumables	246	507

Total current assets	15,516	18,111

NON-CURRENT ASSETS:

Restricted cash	70	65
Property and equipment, net	586	415
Exploration and evaluation assets	684	19

Total non-current assets	1,340	499

Total assets	$16,856	$18,610

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$1,664	$7,093
Other accounts payable and accrued liabilities	721	280

Total current liabilities	2,385	7,373

EQUITY
Share capital	-	-
Additional paid-in capital	27,206	20,286
Accumulated deficit	(13,256)	(9,680)

Equity attributable to equity holders of the parent	13,950	10,606
Non-controlling interests	521	631

Total equity	14,471	11,237

Total liabilities and equity	$16,856	$18,610

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
In U.S. dollars in thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2011	2010	2011	2010
	Unaudited

Revenues and other income:	$752	$137	$245	$56

Expenses:
Exploration expenses	1,905	13	677	-
General and administrative expenses *)	2,817	1,646	1,638	760

Total expenses	4,722	1,659	2,315	760

Operating loss	(3,970)	(1,522)	(2,070)	(704)

Financing income	116	-	-	-
Financing expense	-	(6)	(28)	(3)

Losses before income taxes	(3,854)	(1,528)	(2,098)	(707)

Income taxes	(29)	-	(29)	-

Net loss and comprehensive loss	(3,883)	(1,528)	(2,127)	(707)

Net loss and comprehensive loss attributed to:

Equity holders of the parent	(3,576)	(1,528)	(1,856)	(707)
Non-controlling interests	(307)	-	(271)	-

	$(3,883)	$(1,528)	$(2,127)	$(707)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.04)	$(0.02)	$(0.02)	$(0.01)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	97,978,601	62,640,001	100,723,871	62,640,001

*) Includes share-based compensation	$718	$783	$320	$385

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands, except share and per share data

		Attributable to equity holders
		of the parent
	Share	Additional			Non-
	capital	paid in	Accumulated		controlling	Total
	Number	capital	deficit	Total	interest	equity

Balance as of January 1, 2010	62,640,001	$8,932	$(6,722)	$2,210	$-	$2,210

Shares and warrants issued in private placement, net	27,500,000	*)10,077	-	10,077	-	10,077

Investment in equity of subsidiary by non-controlling interests	-	-	-	-	677	677
Share-based compensation	-	1,277	-	1,277	-	1,277
Net loss	-	-	(2,958)	(2,958)	(46)	(3,004)

Balance as of December 31, 2010	90,140,001	20,286	(9,680)	10,606	631	11,237

Shares issued in private placement,net	10,483,870	**)6,152	-	6,152	-	6,152
Exercise of options
Share based compensation	-	718	-	718	-	718
Exercise of warrants	100,000	50	-	50	-	50
Investment by non-controlling interest	-	-	-	-	197	197
Net loss	-	-	(3,576)	(3,576)	(307)	(3,883)

Balance as of June 30, 2011 (unaudited)	100,723,871	27,206	(13,256)	13,950	521	14,471

Balance as of January 1, 2010	62,640,001	$8,932	$(6,722)	$2,210	$-	$2,210

Share based compensation	-	783	-	783	-	783
Net loss	-	-	(1,528)	(1,528)	-	(1,528)

Balance as of June 30, 2010 (unaudited)	62,640,001	9,715	(8,250)	1,465	-	1,465

*) Net of issuance expenses of $ 923.
**) Net of issuance expenses of $ 472.

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In U.S. dollars in thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2011	2010	2011	2010
	Unaudited
Cash flows from operating activities:

Net loss	(3,883)	(1,528)	(2,127)	(707)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Depreciation	39	8	10	8
Share-based compensation	718	783	320	385

	(3,126)	(737)	(1,797)	(314)

Changes in operating asset and liability items:
Decrease (increase) in accounts receivables	1,335	(73)	(330)	54
Decrease in other receivables and prepaid expenses	4,997	377	127	4
Decrease (increase) in consumables	261	-	(146)	-
Increase (decrease) in trade payables	(5,429)	74	983	54
Increase in other accounts payable and accrued liabilities	441	-	351	-

Net cash used in operating activities	(1,521)	(359)	(812)	(202)

Cash flows from investing activities:

Purchase of property and equipment	(210)	(876)	(68)	(527)
Investment in exploration and evaluation assets	(665)	-	(290)	-
Decrease (increase) in restricted cash	936	-	(5)	-

Net cash used generated by (used in) investing activities	61	(876)	(363)	(527)

Cash flows from financing activities:
Issue of share capital, net of issuance expenses	6,152	-	-	-
Exercise of warrants	50	-	-	-
Investment in equity of subsidiary by non- controlling interests	197	-	-	-

Net cash provided by financing activities	6,399	-	-	-

Increase (decrease) in cash and cash equivalents	4,939	(1,235)	(1,175)	(729)
Cash and cash equivalents at the beginning of the period	8,686	2,044	14,800	1,538

Cash and cash equivalents at the end of the period	13,625	809	13,625	809

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

These financial statements have been prepared in a condensed format as of June 30, 2011 and for the six and three months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2010 and for the year then ended and the accompanying notes ("annual financial statements").

b.

As reflected in the consolidated financial statements, as of June 30, 2011, the Company has an accumulated deficit of $13,256 and for the six months ended June 30, 2011, the Company had negative cash flows from operations of $1,521. The Company is an early- exploration stage company and its existing funds and operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition.

There can be no assurance that the Company will be able to continue to raise funds from the above mentioned sources in which case the Company may be unable to meet its obligations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except as noted below:

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IAS 34 - Interim Financial Reporting:

Pursuant to the amendment to IAS 34, new disclosure requirements were introduced to interim financial reporting regarding the circumstances that are likely to affect the fair value of financial instruments and their classification, the transfers of financial instruments between different fair value levels and changes in the classification of financial assets.

The amendment is applied retrospectively from January 1, 2011. The required disclosures have been included in the Company's financial statements.

NOTE 3:	EXPLORATION AND EVALUATION ASSETS

The following is a description of activities in respect of the Company's licenses during the period under review:

a.	Eitan:

The Company commenced drilling its first new well in January 2011. In accordance with the Company’s accounting policy, the Company has capitalized $665 to Exploration and Evaluation Assets during the six months ended June 30, 2011.

b.	Off-shore licenses:

(1) Gabriella:

Exploration activities during the six month period ended June 30, 2011 amounted to $448. The Company’s 15% interest ($67) is not included in the Company's accounts, as the Company is being carried by Modiin Energy for the Company's first $1.2 million of exploration expenses. As of June 30, 2011, the cumulated amount of exploration expeditures carried by Modiin Energy totaled $1,087.

(2) Yitzhak:

The Company's proportionate share of the Yitzhak license is as follows:

	June 30,	December 31,
	2011	2010
	Unaudited	Audited
	U.S. dollars in thousands
Cash and cash equivalents	244	-
Restricted cash	-	941
Prepaid expenses and other receivables	34	432

	$278	$1,373

	Six
	months ended	Year ended
	June 30,	December 31,
	2011	2010
	Unaudited	Audited
	U.S. dollars in thousands

Exploration expenses	$120	$883

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands, except share and per share data

NOTE 3:	EXPLORATION AND EVALUATION ASSETS

(3)	Samuel:

The Company's proportionate share of the Samuel license is as follows:

	June 30,	December 31,
	2011	2010
	Unaudited	Audited
	U.S. dollars in thousands

Cash and cash equivalents	$2,326	$2,406

	Six
	months ended	Year ended
	June 30,	December 31,
	2011	2010
	Unaudited	Audited
	U.S. dollars in thousands

Exploration expenses	$1,183	$17

NOTE 4:-	SHARE CAPITAL

a.	On February 15, 2011, the Company completed a private placement of 10,483,870 Common shares at a price of CND$ 0.62 per share for net proceeds of $6,152 (net of issuance expenses of $472).

b.	Stock Options

	(i)	During the six months ended June 30, 2011 (unaudited), the Company granted 4,831,218 options to directors, officers and employees, of which 2,276,218 options were granted to the CEO.

	(ii)	A summary of the changes in the stock option plan during the six months June 30, 2011 were as follows:

	Number of	Weighted
	options	average
	outstanding	exercise price

Balance, January 1, 2011	5,659,000	0.39
Options granted	4,831,218	0.63
Options exercised	(437,936)	0.25
Options forfeited	(1,118,064)	0.49

Balance, June 30, 2011(unaudited)	8,934,218	0.50

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands, except share and per share data

NOTE 4:-	SHARE CAPITAL (Cont.)

(iii)	The following table summarizes information about stock options outstanding and exercisable as of June 30, 2011:

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$0.29	$0.25	2,208,000	1,429,995	3.14
September 23, 2009	September 23, 2014	$0.22	$0.25	400,000	350,000	3.23
January 28, 2010	January 27, 2015	$0.55	$0.60	970,000	572,188	3.58
July 22, 2010	July 21, 2015	$0.25	$0.60	925,000	462,500	4.06
January 11, 2011	January 10, 2016	$0.65	$0.80	1,250,000	-	4.53
March 18, 2011	March 17, 2016	$0.58	$0.72	300,000	-	4.72
May 3, 2011	May 2, 2016	$0.51	$0.60	505,000	-	4.84
June 1, 2011	May 31, 2016	$0.42	$0.50	2,276,218	-	4.92
June 27, 2011	June 26, 2016	$0.41	$0.50	100,000	-	4.99

				8,934,218	2,814,683

b.	Share purchase warrants:

The Company had share purchase warrants outstanding entitling the holders to acquire Common shares as follows:

		Weighted
	Number of	average
	warrants	exercise price

Balance as of January 1, 2011	19,558,145	$0.52
Warrants exercised	(100,000)	0.50

Balance as of June 30, 2011 (unaudited)	19,458,145	$0.52

The following table summarizes information about warrants outstanding as of June 30, 2011 (unaudited):

		Exercise	Number of
Issue date	Expiry date	price	warrants

August 4, 2009	August 31, 2011 *)	$ 0.50	3,900,000
August 4, 2009	August 31, 2011	$ 0.25	500,770
December 3, 2010	December 3, 2013	$ 0.55	13,750,000
December 3, 2010	December 3, 2013	$ 0.40	1,307,375

			19,458,145

See also Note 7b.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands, except share and per share data

NOTE 5:-	RELATED PARTY BALANCES AND TRANSACTIONS

During the six month period ended June 30, 2011, the Company incurred $526 in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company (six month period ended June 30, 2010 - $66).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 6:-	RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS UNDER CANADIAN GAAP TO CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

The Company previously prepared its interim financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and adopted IFRS from the date of its incorporation (April 2009), as described in Note 2 and 19 of the Company's annual financial statements as of December 31, 2010 and for the year then ended. The only adjustment in the Company's interim statement of comprehensive loss for the three months ended March 31, 2011 and the three and six months ended June 30, 2010 as a result of the transition to IFRS is due to the recognition of expense for stock based payments awards with graded vesting features. In accordance with Canadian GAAP, entities make an accounting policy election to recognize compensation costs of awards containing only service conditions either on a straight- line basis or on an accelerated basis, regardless of whether the fair value of the award is measured based on the award as a whole or for each individual tranche. Under IFRS, entities must recognize costs on an accelerated basis (each individual tranche must be separately measured). The Company has previously elected the straight line method per Canadian GAAP and as a result of the transition to IFRS has recorded an additional expense in its statements of comprehensive loss of $221 and $380 for the three and six months ended June 30, 2010, respectively. In addition, the Company recorded an additional $84 in its statement of comprehensive loss for the three months ended March 31, 2011.

NOTE 7:-	SUBSEQUENT EVENTS

a.	In July 2011, the Company waived its right to farm into the Notera license. The Company has therefore terminated all agreements with Coalbed Gas Hachula Ltd relating to the Notera License.

b.

On August 18, 2011, the Company approved the extension of the exercise date of 3,900,000 warrants issued to investors with an exercise price of $0.50 from August 31, 2011 to September 30, 2011, for no additional consideration.

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